U.S. S MISSION

13025836

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section RECEIVED AUG 27 2013 Washington DC 193

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of
1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-12987

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WEDBUSH SECURITIES INC.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1000 Wilshire Boulevard

(No. and Street)

Los Angeles	California	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shawn T. Keagy (213) 688-8000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Grant Thornton LLP

515 South Flower Street, 7th Floor	Los Angeles	California	90017-2201
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED SEP 27 2013 REGISTRATIONS BRANCH 16

FOR OFFICIAL USE ONLY

CA 10/1/13

CP 10/10/13

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

We, Edward W. Wedbush and Shawn T. Keagy, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wedbush Securities Inc. as of June 30, 2013, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except for receivables from and payables to officers and directors in the amounts of $13,861,000 and $32,889,000 respectively. We further swear (or affirm) that the accompanying financial statements and supporting schedules have been or will be made available to all members or allied members of the organization.

MAGALY IGLESIAS
Commission # 1907678
Notary Public - California
Los Angeles County
My Comm. Expires Nov 10, 2016

Name Edward W. Wedbush
Title President

Name Shawn T. Keagy
Title Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
x	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Grant Thornton

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

WEDBUSH SECURITIES INC.

(SEC Identification No. 8-12987)

June 30, 2013

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 27 2013
WASH, D.C.
193

Contents

	Page
Report of Independent Registered Public Accounting Firm	3
Statement of Financial Condition	4
Notes to Statement of Financial Condition	5

Grant Thornton

Grant Thornton LLP
515 South Flower Street, 7th Floor
Los Angeles, CA 90071-2201

T 213.627.1717
F 213.624.6793
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Report of Independent Registered Public Accounting Firm

Board of Directors
Wedbush Securities Inc.:

We have audited the accompanying statement of financial condition of Wedbush Securities Inc. as of June 30, 2013, and the related notes to the financial statement that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

Management's responsibility for the financial statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wedbush Securities Inc. as of June 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

Los Angeles
August 26, 2013

WEDBUSH SECURITIES INC.
Statement of Financial Condition

		As of June 30, 2013
Assets		
Cash and cash equivalents	$	72,780,000
Cash and securities segregated for the benefit of clients		1,771,745,000
Receivables		
Brokers, dealers, and clearing organizations		81,396,000
Clients, less reserves of $6,178,000		529,422,000
Other		117,239,000
Securities borrowed		893,919,000
Securities purchased under agreements to resell		90,512,000
Securities owned, at fair value		317,151,000
Deferred tax assets		5,384,000
Other assets		804,000
Total assets	**$**	**3,880,352,000**
Liabilities and shareholder's equity		
Bank loan payable	$	—
Payables		
Brokers, dealers, and clearing organizations		38,248,000
Clients		2,229,403,000
Securities loaned		957,999,000
Securities sold under repurchase agreements		108,570,000
Securities sold, not yet purchased, at fair value		224,079,000
Accounts payable and accrued liabilities		63,504,000
Total liabilities		3,621,803,000
Commitments and contingent liabilities		
Shareholder's equity		
Common shares, $0.10 stated value. Authorized 20,000,000 shares; 7,000,000 shares issued and outstanding		700,000
Additional paid-in capital		10,961,000
Retained earnings		248,610,000
Parent treasury shares, 102,646 shares		(1,722,000)
Total shareholder's equity		258,549,000
Total liabilities and shareholder's equity	**$**	**3,880,352,000**

See accompanying notes to financial condition.

(1) Summary of Significant Accounting Policies

Wedbush Securities Inc. (the Company) is an investment bank registered with the U.S. Securities and Exchange Commission as a securities broker-dealer. The Company is wholly owned by WEDBUSH, Inc.

A summary of significant accounting policies is either discussed below or included in the following footnotes.

(a) *Use of Estimates*

In preparing the financial statements, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, as of the date of the financial statements, revenues, and expenses during the reported period. The most important of these estimates and assumptions relate to fair value measurements. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

(b) *Fair Market Value*

Assets and liabilities are stated at fair market value. Certain assets and liabilities, including cash and cash equivalents, cash and securities segregated, client receivables and payables, securities borrowed and loaned, securities purchased under agreements to resell, securities sold under repurchase agreements, accounts payable, and receivables from and payables to other brokers, dealers, and clearing organizations have a carrying value that approximates fair market value as of June 30, 2013.

(c) *Securities Transactions*

The Company records its securities transactions on a trade date basis.

(d) *Cash and Cash Equivalents*

Cash and cash equivalents include investments in money market funds.

(e) *Resell and Repurchase Agreements*

Resell and repurchase agreements are collateralized financing transactions and are recorded at their contracted amounts, with accrued interest. Contract values approximate fair value. It is the policy of the Company to obtain collateral with a fair value equal to, or in excess of, the principal amount loaned under resell transactions.

The following table summarizes the contract value and fair value of the securities obtained from or given to counterparties as collateral on the resell and repurchase transactions:

	Contract value	Fair value
Resell agreements		
Securities purchased under agreements to resell	$ 1,687,512,000	$ 1,704,197,000
Repurchase agreements		
Securities sold under repurchase agreements	108,570,000	105,295,000

(f) Accounting Developments

The following Accounting Standards Update (ASU) is not expected to have any material impact on the Company's financial statements.

In November 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities* (Topic 210). This update affects the netting of financial instruments on the statement of financial condition. The ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective application of the disclosures is required for all periods presented within the financial statements. The Company does not expect this update will impact its financial statements.

(2) Cash and Securities Segregated for the Benefit of Clients

The Company segregates cash, certificates of deposit, short-term investments purchased under an agreement to resell, and securities owned according to the regulatory standards of 15c3-3 of the Securities and Exchange Act of 1934. These assets are held in segregated accounts exclusively for the benefit of clients. Cash is held in money market deposit accounts at banks. Short-term investments are purchased under agreements to resell and are carried at the amounts at which the securities will subsequently be resold, as specified in the related agreements, and consist of U.S. treasuries and securities guaranteed by the U.S. government. Segregated securities owned consists of securities guaranteed by the U.S. government.

Cash	$	102,873,000
Certificate of deposit		50,000,000
Short-term investments purchased under agreements to resell		1,597,000,000
Securities owned		21,872,000
Total cash and securities segregated for regulatory purposes	**$**	**1,771,745,000**

(3) Clients Receivable and Clients Payable

Amounts receivable from and payable to clients include amounts due or held in cash and on margin transactions. Receivables from clients are generally fully secured by securities held in the clients' accounts. The value of securities owned by clients and held as collateral for the receivables is not reflected in the statement of financial condition.

A reserve is established for amounts due from clients and others to the degree to which the receivable is unsecured. The Company also establishes a general reserve against accounts receivable for amounts that it determines in its best estimate may become uncollectible. Factors considered by management in determining the amount of the allowance include past experience, degree of concentration, and quality of collateral. Receivables are presented net of uncollectible reserves. The reserve as of June 30, 2013 was $6,178,000.

(4) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations result from the Company's normal trading activities and consist of the following:

Securities failed to deliver	$	7,890,000
Amounts due from brokers and dealers through clearing organizations		48,418,000
Deposits with clearing organizations		25,088,000
Total receivables from brokers, dealers, and clearing organizations	**$**	**81,396,000**

Securities failed to receive	$	26,911,000
Amounts due to brokers and dealers through clearing organizations		11,337,000
Total payables to brokers, dealers, and clearing organizations	**$**	**38,248,000**

Fails to deliver and fails to receive represent the contractual value of securities that have not been delivered or received on or after the settlement date.

(5) Securities Borrowed and Securities Loaned Transactions

Securities borrowed and securities loaned transactions are recorded at the contract value of cash collateral advanced or received. Collateral in the form of cash or securities is exchanged for securities borrowed, and is received for securities loaned, based on the approximate fair value of the related securities. The collateral is adjusted daily to reflect changes in the current value of the underlying securities. Contract values approximate fair value.

(6) Financial Instruments

The Company's financial instruments that are carried at fair value include securities owned, securities segregated, and securities sold, not yet purchased.

(a) Fair Value of Financial Instruments

Fair value is defined under Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures,* as the price which would be received to sell an asset or would be paid to settle a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to the use of observable inputs and lowest priority to the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect the Company's judgment about the assumptions market participants would use in pricing the asset or liability. The three levels of the fair value hierarchy based on observability of inputs are as follows:

Level 1 – Valuations based on quoted prices available in active markets for identical assets or liabilities.

Level 2 – Valuations based on quoted prices in markets that are not active, or for which all significant inputs are considered observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and have little to no market activity. Significant judgment by management is required for valuation of these financial instruments.

(b) Valuation Technique

Securities owned and securities sold, not yet purchased that are reported as Level 1 are based on quotes for closing prices from national securities exchanges as well as reported bid and offer quotes from parties trading the security. If quoted prices are not available, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques, and are reported as Level 2. Valuations of Level 3 mortgage-backed securities are calculated using a discounted cash flow model. The discounted cash flow model is based on a number of factors, including but not limited to, voluntary prepayment rate, constant default rate, severity, modification, delinquency, and recoveries. Factors including recent trading price and activity of comparable bonds are also considered.

During the period ended June 30, 2013, there were no changes to the valuation techniques employed by the Company in determining fair value.

(c) *Detail of Financial Instruments*

The following table presents financial instruments at fair value on a recurring basis as of June 30, 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Securities owned				
U.S. agency and municipal securities	$ —	$ 122,019,000	$ —	$ 122,019,000
Corporate debt securities	—	20,362,000	—	20,362,000
Mortgage-backed securities	—	—	21,183,000	21,183,000
Corporate equities				
Business services	9,957,000	—	—	9,957,000
Consumer products	11,820,000	—	—	11,820,000
Financials	54,080,000	—	—	54,080,000
Industrials	2,796,000	—	—	2,796,000
Life sciences	2,515,000	—	—	2,515,000
Technology	13,559,000	—	—	13,559,000
Other industries	48,634,000	—	—	48,634,000
Listed options	10,226,000	—	—	10,226,000
Total securities owned	**153,587,000**	**142,381,000**	**21,183,000**	**317,151,000**
Securities segregated for the benefit of clients				
U.S. agency and municipal securities	—	21,872,000	—	21,872,000
Total securities segregated for the benefit of clients	—	**21,872,000**	—	**21,872,000**
Liabilities				
Securities sold, not yet purchased				
U.S. government securities	67,754,000	—	—	67,754,000
U.S. agency and municipal securities	—	9,822,000	—	9,822,000
Corporate debt securities	—	200,000	—	200,000
Corporate equities				
Business services	7,461,000	—	—	7,461,000
Consumer products	7,439,000	—	—	7,439,000
Financials	60,324,000	—	—	60,324,000
Industrials	4,986,000	—	—	4,986,000
Life sciences	725,000	—	—	725,000
Technology	13,663,000	—	—	13,663,000
Other industries	16,117,000	—	—	16,117,000
Listed options	35,588,000	—	—	35,588,000
Total securities sold, not yet purchased	**$ 214,057,000**	**$ 10,022,000**	**$ —**	**$ 224,079,000**

Transfers between fair value classifications occur when there are changes in pricing observability levels. There were no transfers during the period ended June 30, 2013.

The following is a summary of changes in fair value of financial assets that have been classified as Level 3 for the year ended June 30, 2013:

	Balance June 30, 2012	Total Gains/(Losses) (Realized and Unrealized)	Purchases, Sales, Settlements, and Issuances	Transfers Into (Out of) Level 3	Balance June 30, 2013
Assets					
Securities owned					
Mortgage-backed securities	$ 8,076,000	$ 292,000	$ 12,815,000	$ —	$ 21,183,000
Total securities owned	**$ 8,076,000**	**$ 292,000**	**$ 12,815,000**	**$ —**	**$ 21,183,000**

(d) Risks Related to Financial Instruments

In the normal course of business, the Company is involved in the execution, settlement, and financing of various client and principal securities transactions. Client activities are transacted on a cash, margin, or delivery-versus-payment basis. Securities transactions are subject to the risk of counterparty or client non-performance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through settlement date, or to the extent of margin balances.

The Company also has contractual commitments arising in the ordinary course of business for securities loaned, securities sold, not yet purchased, repurchase agreements, securities transactions on a when-issued basis and underwritings. Each of these financial instruments contains varying degrees of risk, whereby the fair values of the securities underlying the financial instruments may be in excess of the contract amount. The settlement of these transactions is not expected to have a material effect upon the Company's financial condition.

(7) Derivatives

The Company uses option positions as a source of cash financing. As of June 30, 2013, there were option positions for the purpose of firm financing, with a September 2013 expiration date that have a cash settlement liability of $25,000,000 and a fair value of $24,965,000.

The Company also trades listed and over-the-counter options as derivatives for speculative purposes. Options are contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell financial instruments to the option writer within a defined time period for a specified price. Options are presented as both gross assets and liabilities in securities owned and securities sold, not yet purchased, at fair value in the statement of financial condition.

(8) Intangible Assets

Intangible assets, which are included as components of other assets on the statement of financial condition, consist of financial advisor relationships and non-compete agreements which are amortized on a straight-line basis over four years. The intangible assets are subject to evaluations for impairment on an

annual basis unless circumstances warrant a more frequent assessment. There were no impairments recorded during the period ended June 30, 2013.

The following is a summary of intangible assets as of June 30, 2013:

Financial advisor relationships	$	3,648,000
Non-compete agreements		2,469,000
Total intangible assets		6,117,000
Less accumulated amortization		6,117,000)
Net intangible assets	$	—

On October 24, 2008, the Company acquired certain assets of a broker-dealer, including $2,322,000 of intangible financial advisor relationships with clients and non-compete agreements.

On December 31, 2008, the Company acquired certain assets of another broker-dealer which included $2,570,000 in intangible financial advisor relationships with clients.

(9) Share-Based Compensation – Options and Awards

The parent company, WEDBUSH, Inc., has a stock options and awards plan, under which the Company is authorized to issue up to 1,040,000 shares and options to acquire common shares of the parent company. The plan's terms and conditions, including vesting, are determined by the parent's board of directors, and restrictions may be applied to awards under the plan. Options are issued at the fair value of the underlying parent common shares on the grant date and generally become exercisable ratably over four years and expire five years after the option becomes exercisable. Restricted awards in parent common shares are also granted and may vest over periods ranging up to four years. The parent company issues new common shares upon the vesting of share-based awards and upon the exercise of options.

As of June 30, 2013, there were 171,677 options and 15,565 restricted awards outstanding related to parent company common shares. The weighted average remaining life of the options until expiration was 3.2 years.

(10) Income Taxes

The Company is included in the filing of a consolidated tax return for federal tax purposes and in combined returns for certain states where such filing is required or permitted. The Company is also a party to a tax allocation agreement with its parent, WEDBUSH, Inc., whereby the Company calculates its corresponding tax amounts by looking at the Company's separate return method while also considering those tax attributes that are realized or realizable by the parent and corresponding consolidated group.

The Company assesses its tax positions for all open tax years and determines whether there are any material unrecognized liabilities in accordance with applicable accounting guidelines on accounting for uncertain income taxes. Liabilities are recorded to the extent they are deemed incurred.

The Company has adopted the FASB interpretation 48, Accounting for Uncertainty in Income Taxes. As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant authority would more likely than not uphold the position following an audit. There are no uncertain tax positions recorded in the financial statements.

(a) Federal and State Income Taxes

For federal and most state jurisdictions, the earliest tax period that remains subject to examination is the year ended June 30, 2009.

Included in other receivables on the statement of financial condition is net income taxes receivable from the parent company of $13,476,000 at June 30, 2013.

(b) Deferred Tax Assets and Liabilities

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities, consist of the following:

Deferred tax assets		
Allowance for doubtful receivables	$	2,517,000
Legal reserves		1,962,000
Other		4,692,000
Total deferred tax assets		9,171,000
Deferred tax liabilities		
Unrealized gains not taxable		(3,375,000)
Allowance for expenses not yet incurred		(412,000)
Total deferred tax liabilities		(3,787,000)
Net deferred tax assets	$	**5,384,000**

The Company has reviewed all of its deferred tax assets to assess whether a valuation allowance should be established for those tax assets. The firm recognizes tax positions in the financial statement only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. The Company's management believes it is more likely than not the deferred tax assets will be realized.

(11) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from client transactions, as defined.

The alternative method prohibits withdrawal of equity capital or payment of cash dividends if net capital does not exceed 5% of aggregate debit items, and also prohibits withdrawal of subordinated capital if net

capital does not exceed 4% of aggregate debit items. At June 30, 2013, the Company had net capital of $133,244,000 that was 31% of aggregate debit items and $124,666,000 in excess of the $8,578,000 required minimum net capital at that date.

(12) Bank Credit Lines

The Company has the ability, through arrangements with multiple banks, to obtain secured and unsecured short-term borrowings primarily through the issuance of promissory notes. Under these agreements, the Company can borrow on demand up to a maximum of $45,000,000 unsecured and $250,000,000 secured at interest rates determined on the date of each borrowing, and reset daily. The Company has an additional line of credit that is uncommitted and has no stated limit. At June 30, 2013, there were no borrowings outstanding under these credit lines.

(13) Profit-Sharing Retirement Plans

At June 30, 2013, the Company had two trustee-directed defined contribution retirement plans that are qualified under Section 401(k) of the Internal Revenue Code. The Commissioned Employees' PS Retirement Plan covers eligible colleagues primarily compensated on a transaction fees and/or incentive basis. The Company's annual contributions are a specified percentage of the voluntary colleague contributions and are not required if earnings do not exceed defined levels.

The Employees' PS Retirement Plan covers substantially all salaried colleagues. The Company's annual contributions under the plan are determined by the board of directors and are based on a percentage of colleague compensation.

(14) Commitments and Contingent Liabilities

(a) Legal and Regulatory Matters

The Company is subject to various proceedings and claims arising primarily from securities business activities, including lawsuits, arbitration claims, and regulatory matters. The Company is also involved in other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding the business, which may result in adverse judgments, settlements, fines, penalties, injunctions, and other relief. Matters in which the Company is currently involved include cases primarily related to financial advisor activities. The Company is contesting the allegations in these claims, and believes there are meritorious defenses in each of these arbitrations, lawsuits, and regulatory investigations. Management accrues for a settlement when a liability is deemed probable and estimable. Costs incurred in responding to potential litigation and regulatory actions are expensed when incurred. In the opinion of management, the resolution of these legal and regulatory matters will not have a material impact beyond accrued settlements on the Company's statement of financial condition.

(b) Lease Commitments

The Company has contractual obligations under long-term, non-cancelable lease agreements, principally for office space, requiring minimum annual payments as follows:

Fiscal year ending		
2014	$	6,259,000
2015		5,115,000
2016		3,564,000
2017		3,665,000
2018		3,248,000
Thereafter		12,010,000
Total	**$**	**33,861,000**

Some of these leases have escalation clauses and renewal options.

(15) Related-Party Transactions

In the normal course of business, colleagues, officers, directors, and affiliates may buy and sell securities through the Company. At June 30, 2013, included in receivables from clients and payables to clients on the statement of financial condition were receivables of $13,861,000 from officers and directors and $0 from affiliates, and $32,889,000 in payables to officers and directors and $28,428,000 to affiliates on client transactions. Management believes receivables from officers, directors, and affiliates to be at market terms and rates of interest, and they are collateralized by securities. Company shares of $3,982,000 were used as collateral on receivables from officers and directors for the years ended June 30, 2013.

Notes receivable from colleagues are generally from recruiting activities and are non-interest bearing. They are typically forgiven over a period of three to eight years, with a weighted average of 3.3 years. Notes receivable from colleagues totaled $5,851,000 as of June 30, 2013.

Receivables from affiliates related to intercompany transactions totaled $12,650,000 at June 30, 2013.

Both notes receivable from colleagues and receivables from affiliates are included in other receivables on the statement of financial condition.

Lime Brokerage, an affiliate broker-dealer, had a clearing deposit of $250,000 and a receivable balance of $471,000 with the Company at June 30, 2013.

Grant Thornton

Report of Independent Registered Public Accounting Firm on Internal Control Required by the Securities and Exchange Commission Rule 17a-5

Grant Thornton LLP
515 South Flower Street, 7th Floor
Los Angeles, CA 90071-2201
T 213.627.1717
F 213.624.6793
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Board of Directors
Wedbush Securities Inc.:

In planning and performing our audit of the financial statements of Wedbush Securities Inc. (the "Company") as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally

accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GRANT THORNTON LLP

Los Angeles, California
August 26, 2013

Grant Thornton

Grant Thornton

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Grant Thornton LLP
515 South Flower Street, 7th Floor
Los Angeles, CA 90071-2201

T 213.627.1717
F 213.624.6793
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

To the Board of Directors
Wedbush Securities Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ["General Assessment Reconciliation as amended September 18, 2013 (Form SIPC-7)"] to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2013, which were agreed to by Wedbush Securities Inc. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments of $174,271 on Form SIPC-6 dated January 24, 2013, $175,322 on Form SIPC-7 dated August 16, 2013, and $28,232 on Form SIPC-7 dated September 18, 2013 with the respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013 with the amounts reported in Form SIPC-7 for the year ended June 30, 2013 and noted one difference. The audited Form X-17A-5 shows total revenue of $218,878,000 while the Form SIPC-7 shows total revenue of $164,542,118, a difference of $54,335,882. The difference is due to commission earned on introduced accounts reported gross on the audited Form X-17A-5.

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustment noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

GRANT THORNTON LLP

Los Angeles, California
September 19, 2013

AMENDED

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1, 2012 and ending 6/30, 2013
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 164,295,284
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	17,550,084
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	25,061,038
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	79,512
Total additions	42,690,634
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	25,141,003
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,589,644
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	432,863
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Bank interest exclusion - see supplementary statement	180,900
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 26,511,471	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 5,259,513	
Enter the greater of line (i) or (ii)	26,511,471
Total deductions	55,855,881
2d. SIPC Net Operating Revenues	$ 151,130,037
2e. General Assessment @ .0025	$ 377,825

(to page 1, line 2.A.)

SIPC-7
(33-REV 7/10)

AMENDED
SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended June 30, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

012987 FINRA JUN
WEDBUSH SECURITIES INC.
ATTN: BUSINESS CONDUCT
1000 WILSHIRE BLVD STE 900
LOS ANGELES CA 90017-2466

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Amy Garefis (213) 688-8000

2. A. General Assessment (item 2e from page 2)		$ 377,825
B. Less payment made with SIPC-6 filed (exclude interest) 1/24/13 - SIPC 6, 8/16/13 - SIPC 7 (Date Paid)		(349,593)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		28,232
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 28,232
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 28,232	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wedbush Securities Inc.
(Name of Corporation, Partnership or other organization)

Amy Garefis
(Authorized Signature)

Vice President
(Title)

Dated the 18 day of September, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: